Exhibit 99.1

Summary of the Effect of Restatement on the Income Statements
for the Years ended December 31, 2002, 2003 and 2004

The following sets forth the effect of restatement on the income statements for the years ended December 31, 2002, 2003 and 2004, which restatement take into account:

•	the former Chairman embezzlement;

•	the revenue recognition adjustments; and

•	the Company’s change in its depreciation policy from the declining balance method to straight line method.

Year 2002

[Unit: KRW million]

Items	Before Adjustment	Amount of Adjustment	As Restated

Revenues	7,260	(546)	6,714
Cost of Revenues and Selling, General and Administrative Expenses	8,099	(517)	7,582
Non-operating Income (Expenses)	138	3	141
Ordinary Loss	(701)	(26)	(727)
Income Tax Expenses	—	—	—
Net Loss	(701)	(26)	(727)
Loss per share	(209)	(8)	(217)

Year 2003

[Unit: KRW million]

Items	Before Adjustment	Amount of Adjustment	As Restated

Revenues	37,035	6,931	43,966
Cost of Revenues and Selling, General and Administrative Expenses	18,920	(29)	18,891
Non-operating Income (Expenses)	(58)	(353)	(411)
Ordinary Income	18,057	6,607	24,664
Income Tax Expenses	3,419	951	4,370
Net Income	14,638	5,656	20,294
Earning per share	2,853	1,102	3,955

Year 2004

[Unit: KRW million]

Items	Before Adjustment	Amount of Adjustment	As Restated

Revenues	58,223	672	58,895
Cost of Revenues and Selling, General and Administrative Expenses	24,659	(155)	24,504
Non-operating Income (Expenses)	(247)	(8)	(255)
Ordinary Income	33,317	819	34,136
Income Tax Expenses	3,328	1,649	4,977
Net Income	29,989	(830)	29,159
Earning per share	5,405	(150)	5,255